Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July 5, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

GALLAHER GROUP PLC (the “Company”)

Annual Information Update for the Period 30 March 2005 to 3 July 2006 inclusive

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive (No 2003/71/EC) as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly be set out therein). The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1.	Regulatory announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the period 30 March 2005 to 3 July 2006. Copies of these announcements can be viewed at the London Stock Exchange’s website at www.londonstockexchange.com/en-gb/pricesnews/marketnews.

These announcements have also been notified to the New York Stock Exchange and the US Securities and Exchange Commission.

Date of Publication	Regulatory Headline

2006/07/03	Issue of Equity
2006/06/27	Trading Statement
2006/06/15	Issue of Equity
2006/06/09	Issue of Equity
2006/06/09	Director/PDMR Shareholding
2006/06/01	Director/PDMR Shareholding
2006/05/31	Notice of Results
2006/05/25	Director/PDMR Shareholding
2006/05/23	Issue of Equity
2006/05/22	Holding(s) in Company
2006/05/19	Holding(s) in Company
2006/05/18	Holding(s) in Company
2006/05/17	Director/PDMR Shareholding
2006/05/17	Doc re Resolutions passed at AGM
2006/05/11	Holding(s) in Company
2006/05/11	Directorate Change
2006/05/10	Holding(s) in Company
2006/05/10	AGM Statement
2006/05/09	Issue of Equity
2006/05/09	Holding(s) in Company
2006/04/11	Issue of Equity
2006/03/27	Deferred Bonus Plan
2006/03/24	Issue of Equity
2006/03/21	Director/PDMR Shareholding
2006/03/15	Director/PDMR Shareholding
2006/03/14	PDMR – Share Dealing
2006/03/13	Incentive Plans 2003-2005
2006/03/13	PDMR
2006/03/01	Final Results
2006/02/27	Directorate Change
2006/02/24	Issue of Equity
2006/02/22	Holding(s) in Company
2006/02/20	Holding(s) in Company
2006/02/17	Holding(s) in Company
2006/02/09	Issue of Equity
2006/01/24	Issue of Equity
2006/01/11	Issue of Equity
2006/01/06	Issue of Equity
2006/01/06	Holding(s) in Company
2006/01/04	Notice of Results
2006/01/03	Completion of Acquisition
2005/12/20	Director/PDMR Shareholding
2005/12/16	Trading Statement
2005/12/15	Issue of Equity
2005/12/15	Directorate Change
2005/12/01	Issue of Equity
2005/11/03	Director/PDMR Shareholding
2005/10/31	Issue of Equity
2005/10/27	Director/PDMR Shareholding
2005/09/27	Shareholdings
2005/09/22	Issue of Equity
2005/09/22	Acquisition
2005/09/07	Interim Results
2005/08/15	Issue of Equity
2005/07/22	Issue of Equity
2005/07/13	Holding(s) in Company
2005/06/28	Trading Statement
2005/06/24	Issue of Equity
2005/06/09	Issue of Equity
2005/06/09	Holding(s) in Company
2005/05/31	Issue of Equity
2005/05/23	Issue of Equity
2005/05/19	AGM Resolutions
2005/05/11	AGM Statement
2005/05/03	Directorate Change
2005/04/29	Acquisition of Rights to Brands
2005/04/15	Issue of Equity
2005/04/05	Director Shareholding
2005/03/30	Director Shareholding

2.	Documents filed with the Registrar of Companies

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the period 30 March 2005 to 3 July 2006. Copies of these documents may be obtained from Companies House:

Companies House Crown Way Cardiff CF14 3UZ email: enquiries@companies-house.gov.uk or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

Date of Filing	Document Type	Brief Description

2006/07/03	88(2)	Return of Allotment of Shares
2006/06/19	88(2)	Return of Allotment of Shares
2006/06/12	88(2)	Return of Allotment of Shares
2006/05/31	—	Annual Report and Financial Statements 2005
2006/05/24	88(2)	Return of Allotment of Shares
2006/05/17	—	10 May 2006 AGM Special Business Resolutions
2006/05/10	88(2)	Return of Allotment of Shares
2006/04/13	88(2)	Return of Allotment of Shares
2006/03/27	88(2)	Return of Allotment of Shares
2006/02/27	88(2)	Return of Allotment of Shares
2006/02/10	88(2)	Return of Allotment of Shares
2006/01/25	88(2)	Return of Allotment of Shares
2006/01/10	363a	Annual Return – made up to 2 January 2006
2006/01/09	88(2)	Return of Allotment of Shares
2005/12/16	88(2)	Return of Allotment of Shares
2005/12/02	88(2)	Return of Allotment of Shares
2005/10/31	88(2)	Return of Allotment of Shares
2005/09/23	88(2)	Return of Allotment of Shares
2005/08/16	88(2)	Return of Allotment of Shares
2005/07/25	88(2)	Return of Allotment of Shares
2005/06/01	88(2)	Return of Allotment of Shares
2005/05/24	88(2)	Return of Allotment of Shares
2005/05/19	—	11 May 2005 AGM Special Business Resolutions
2005/05/19	—	Articles of Association adopted at AGM 11 May 2005
2005/05/13	288b	Resignation of a Director
2005/05/13	—	Annual Report and Financial Statements 2004
2005/05/07	288a	Appointment of a Director
2005/04/18	88(2)	Return of Allotment of Shares

3.	Documents filed with the Financial Services Authority

The following documents have been filed by the Company with the Financial Services Authority during the period 30 March 2005 to 3 July 2006. These documents may be viewed at the UK Listing Authority’s Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. (Copies of these documents are also available on request from the Company’s registered office at Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU.)

Date of Publication	Documents

2006/05/16	10 May 2006 AGM Special Business Resolutions
2005/05/17	11 May 2005 AGM Special Business Resolutions
2005/05/17	Articles of Association adopted at AGM 11 May 2005

A copy of this annual information update is available on request from the Company’s registered office at: Members Hill, Brooklands Road, Weybridge, Surrey, KT13 0QU

For further information, please contact Mr Robin Miller, Deputy Company Secretary, 01932 372554.

4 July 2006

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Helen Martin
	Name:	Helen Martin
Date: July 5, 2006	Title:	Manager, Company Secretariat